July 12, 2011
Via EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oiltanking Partners, L.P. Registration Statement on Form S-1 (as amended) File No. 333-173199
Dear Mr. Schwall:
     On behalf of Oiltanking Partner, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m., Washington, D.C. time, on July 13, 2011, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission in its letter dated June 30, 2011, the Partnership hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This request has been transmitted via EDGAR.
Oiltanking North America
15631 Jacintoport Blvd. • Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990

Very truly yours,

Oiltanking Partners, L.P.

By:	OTLP GP, LLC, its general partner

By:	/s/ Kenneth F. Owen Kenneth F. Owen, Chief Financial Officer
Oiltanking North America
15631 Jacintoport Blvd. • Houston, Texas 77015 • Tel. 281-457-7900 • Fax 281-457-7990